Exhibit 99.1

CollPlant Biotechnologies Announces Korean Patent Allowance Secured for its Photocurable Dermal Filler

●	Intellectual Property Rights Secured in One of the Largest Target Markets for CollPlant's Product Candidate

REHOVOT, Israel, February 26, 2026 /PRNewswire/ -- CollPlant Biotechnologies (Nasdaq: CLGN), a regenerative and aesthetic medicine company developing innovative technologies and products based on its proprietary recombinant human collagen (rhCollagen) platform, today announced that the Korean Patent Office has allowed a patent application covering key aspects of the Company’s photocurable dermal filler technology currently under development for the aesthetic market.

The allowed patent application covers a polymerizable solution and its use in tissue augmentation. The composition is injected into a sub-epidermal tissue space and subsequently polymerized in situ using external light activation. This invention underpins CollPlant’s proprietary photocuring platform for dermal fillers.

“This patent allowance represents another important milestone in executing our strategy to expand the clinical and commercial applications of our rhCollagen platform into high-value aesthetic markets,” said Yehiel Tal, Chief Executive Officer of CollPlant. “South Korea is a strategically important market in aesthetic medicine, and strengthening our intellectual property position in this region further enhances the long-term value of our technology.”

Mr. Tal added, “Beyond skin lifting, our photocurable rhCollagen-based filler platform was designed to support structural tissue restoration. Upon light activation, the material forms a supportive scaffold intended to enhance long-term contour stability. The technology is designed not only to restore facial contours but also to provide a regenerative matrix that may promote tissue integration and durable structural improvement. With patent protection extending through 2039, we believe this innovation positions us to compete effectively, upon completion of development, in a global injectable soft-tissue filler market currently estimated to exceed $6 billion and continuing to grow.”

The polymerizable formulation comprises chemically modified rhCollagen together with additional constituents, including a hyaluronic acid-based filler component. The solution is engineered to exhibit viscosity suitable for extrusion through a surgical needle of at least 27-gauge at the temperature of use, while enabling post-injection contour modulation before, during or after light-induced curing.

The Korean patent allowance follows the recent grant of a Japanese patent covering, among other things, a photocurable dermal filler kit and related polymerizable compositions comprising chemically modified rhCollagen for use in tissue augmentation. These compositions are introduced into a sub-epidermal tissue space and induced to polymerize upon light activation. CollPlant’s photocuring technology is further protected by granted patents in the United States, Europe, China, Brazil, Australia, and Israel, with additional applications pending in other territories.

About CollPlant

CollPlant is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. The Company's products are based on its rhCollagen (recombinant human collagen) produced with CollPlant's proprietary plant-based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine.

In 2021, CollPlant entered into a development and global commercialization agreement for dermal and soft tissue fillers with Allergan, an AbbVie company, the global leader in the dermal filler market. For more information about CollPlant, visit http://www.collplant.com.

Forward-Looking Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant's objectives, plans and strategies, including the potential benefits and advantages of a Korean patent, the estimated global injectable soft-tissue filler market size,, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. Further, The Company cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to the Company. Forward-looking statements are often characterized by terminology such as "believes," "hopes," "may," "anticipates," "should," "intends," "plans," "will," "expects," "estimates," "projects," "positioned," "strategy" and similar expressions and are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant's actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company's history of significant losses, its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the Company's expectations regarding the costs and timing of commencing and/or concluding pre-clinical and clinical trials with respect to breast implants, tissues and organs which are based on its rhCollagen based BioInk and other products for medical aesthetics, and specifically the Company's ability to initiate its next large-animal study for its breast implants in a timely manner, or at all; the Company's or it strategic partners' ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based bioink and medical aesthetics products or product candidates including, but not limited to acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company's rhCollagen based products, in 3D bioprinting and medical aesthetics; the Company's ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company's ability to establish and maintain strategic partnerships and other corporate collaborations, including its partnership with AbbVie and its ability to continue to receive milestone and royalties payments under the AbbVie agreement; the Company's reliance on third parties to conduct some or all aspects of its product development and manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company's ability to operate its business without infringing the intellectual property rights of others; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates, including, with respect to the ongoing war in Israel, projected capital expenditures and liquidity, changes in the Company's strategy, and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant are contained under the heading "Risk Factors" included in CollPlant's most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant's current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Eran Rotem

Deputy CEO & CFO

Tel: + 972-73-2325600

Email: Eran@CollPlant.com